FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For October 23, 2003

Commission File Number 000-29726

STET Hellas Telecommunications S.A.
(Exact name of registrant as specified in its charter)

STET Hellas Telecommunications S.A.
(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index
SIGNATURE
Exhibit 99.1

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated October 23, 2003 announcing financial results for the nine months ended September 30, 2003 and customer results for the third quarter 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 23, 2003

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release dated October 23, 2003 announcing financial results for the nine months ended September 30, 2003 and customer results for third quarter 2003.

STET Hellas Telecommunications SA

News for Investors

STET HELLAS 9-MONTHS 2003 RESULTS
NET INCOME UP 36.3%
EBITDA MARGIN AT 36.5% OF SERVICE REVENUES
ABSOLUTE EBITDA IMPROVES 22.3%
TOTAL REVENUES INCREASE BY 20.6%
TOTAL CUSTOMER BASE UP 16.8%

ATHENS, October 23, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced strong financial results for the nine months ended September 30, 2003 as well as solid customer results for the third quarter of the year, in line with the company’s long-standing goal towards profitability improvement.

Financial Performance

Revenues from telecommunications services increased by 17.7% year-on-year to € 574.7 million, accounting for 94.6% of total revenues. Total revenues reached € 607.3 million in the period, an increase of 20.6% versus the nine months of 2002.

Once more, top-line revenue growth was mainly led by increased monthly fees as a result of the greater proportion of bundled-minutes based subscribers in our customer base, continued strong improvement of average outgoing minutes of use— rising 23.7% year-on-year, greater contribution of mobile-to-mobile interconnection revenues, as well as, increased roaming traffic from the summer holiday season.

EBITDA (operating profit before depreciation & amortization) for the nine months of 2003 grew to € 209.7 million, increasing 22.3% year-on-year. The EBITDA margin on total revenues reached 34.5% in the period, versus 34.0% in the nine months of 2002, while the EBITDA margin on service revenues rose to 36.5%, up from 35.1% in the same period of last year.

EBITDA Breakdown

	9M03	9M02	% Change

Total Revenues	607.3	503.7	+20.6%

Total Operating Costs	478.7	404.8	+18.3%

Operating Income	128.6	98.9	+30.0%

Depreciation and Amortization	81.1	72.6	+11.7%

EBITDA	209.7	171.5	+22.3%

EBITDA margin on total revenues	34.5%	34.0%

Operating income for the period grew by 30.0% year-on-year to € 128.6 million or 22.4% of service revenues.

The company’s earnings before taxes for the nine months of 2003 improved by 37.8% year-on-year to € 120.2 million, representing 20.9% of service revenues.

Net income reached € 71.9 million, up 36.3% year-on-year, bringing the net income margin on service revenues to 12.5%, versus 10.8% in the corresponding period of 2002.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA

News for Investors

Net financial debt decreased to € 222.8 million, from € 246.5 at the end of 2002, resulting in a net financial debt to EBITDA ratio of 1.1, versus 1.8 in the same period of last year.

The results are consolidated, un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

STET Hellas added a total of 80,228 new customers in the third quarter of 2003, bringing the company’s total customer base to 2,752,495—an increase of 16.8% year-on-year.

The prepaid segment represented the majority of the new net additions for the quarter with a total of 47,045 customers preferring either the FREE2GO offer or the For All package. While, a total of 33,183 customers— or 41.4% of the total net additions of the quarter in review subscribed to a contract product.

At the end of September 2003, prepaid customers numbered 1,927,241, accounting for 70.0% of the total customer base. Contract subscribers amounted to 825,254, with B BEST business customers growing to 42.0% of the total contract customer base.

A continuously improving contract customer base supported a rise in contract ARPU that increased by 9.9% year-on-year to reach € 47.0, stabilizing blended ARPU for the period at € 24.3.

Annualized blended churn for the first nine months of the year dropped to 26.2% versus 33.5% in the corresponding period of last year.

With its imminent UMTS soft-launch, STET Hellas continues its shift towards advanced 3rd generation mobile telephony, offering to a select group of users— in addition to voice value-added services, Internet access with connection speeds up to 384 kbps and swift MMS advanced services, thereby acclimating its customers to the services of the future, while cementing the company’s place at the technological forefront of Greece’s mobile industry.

“Within the framework of a Greek telecommunications environment, that is mostly characterized by intensified competition and the upcoming passage towards 3G, we continued to consistently deliver strong operational and financial performance, as evidenced by today’s results,” noted Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “Building on our solid foundation and cashing-in on the momentum of the past two years, we will continue to pursue our successful strategy, and grasp new opportunities, thus paving the way towards further profitable growth.”

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

– END –

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.7 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.